Board of Management

02 JUN -5 AM 11:55

AIR MAIL

Vedior NV

Office of International Corporation Finance   Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

02034661

Amsterdam, 16 May 2002

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

enclosure

dlw 6/12

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior

Amsterdam, The Netherlands

Vedior sells German training Company, FAA

For release at 8.00am on 16 May 2002

Vedior announces the disposal of its German training company FAA Bildungsgesellschaft m.b.H. for a total net cash consideration of between approximately €20.2 million and €26.4 million depending on FAA's performance for 2002 through 2004. The initial net cash consideration of approximately €14.4 million will be paid on closing and a final payment of between € 5.8 million and €12.0 million is due in December 2005. Substantially all the proceeds will be used to reduce indebtedness under Vedior's senior credit facility.

FAA was originally acquired by Vedior in 1987 and achieved sales of € 63.4 million in 2001. Upon reassessment of its portfolio of activities, management decided that FAA no longer formed part of Vedior's core business.

FAA has been acquired by Stiftung Bildung & Handwerk, a training organisation based in Paderborn and one of the larger providers of vocational training in Germany.

In Germany, Vedior will continue to focus on the provision of staffing services through its specialist brands Advita, Expectra and Ideo, as well as through its traditional staffing providers, ISU and Vedior Personaldienstleistungen.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future operations, strategies and results of operations. Forward-looking statements include all matters that are not historical fact and are identified by such words as "will" and "continue".

The amount of the final payment will depend on future events which are subject to various risks, uncertainties and assumptions. Among the factors that may have a direct bearing on FAA's future performance and the amount of the final payment are: Stiftung Bildung & Handwerk's ability to capitalise on synergies and reduce costs, its ability to cross-sell its services to FAA's current clients; the companies' ability to attract and retain qualified personnel; the companies' ability to develop new services; conditions in the vocational staffing industry; general economic conditions and other factors.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Vedior:
Tony Martin, *Chairman* +31 (0)20 573 5653
Frits Vervoort, *CFO* +31 (0)20 573 5636
Jelle Miedema, *Company Secretary* +31 (0)20 573 5609

Stiftung Bildung und Handwerk:
Josef Tack, *Chairman* + 49 (0) 5251 700 102

Vedior

Amsterdam, The Netherlands

Shareholder distribution for 2001

For release at 6.30pm on 16 May 2002

Vedior will make a distribution from its reserves of € 0.26 per (certificate of) ordinary share to shareholders of record on 30 April 2002. Holders of (certificates of) ordinary shares could elect to receive this distribution in stock or in cash by notifying their bank or broker by 16 May 2002.

On the basis of the average share price on Thursday 16 May 2002 (€ 15.96), one (certificate of) ordinary share will be distributed as payment for every 60 ordinary shares or certificates thereof. Both the payment in cash as well as the payment in stock will be made on 23 May 2002.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609